FORM 5

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

ANNUAL STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934, Section 17(a) of the Public Utility

Holding Company Act of 1935 or Section 30(h) of the Investment Company Act of 1940

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1. Name and Address of Reporting Person*	2. Issuer Name and Ticker or Trading Symbol Flanders Corporation (FLDR)						6. Relationship of Reporting Person(s) to Issuer (Check all applicable) _X__Director __X_10% Owner _X__Officer (give title below ___Other (specify) Chief Executive Officer; President
(Last) (First) (Middle) Amerson, Robert R	3. I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)			4. Statement for Month/Year February 14, 2003
(Street) 2399 26th Avenue North				5. If Amendment, Date of Original (Month/Year)			7. Individual or Joint/Group Reporting (Check Applicable Line) X Form filed by One Reporting Person Form filed by More than One Reporting Person
(City) (State) (Zip) St. Petersburg, FL 33713	Table I Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned
1. Title of Security (Instr. 3)	2.Trans- action Date (Month/ Day/ Year)	2A. Deemed Execu- tion Date, if any (Month/ Day/ Year)	3. Trans-action Code (Instr. 8)	4. Securities Acquired (A) or Disposed of (D) (Instr. 3, 4, and 5)			5. Amount of Securities Beneficially Owned at End of Issuer's Fiscal Year (Instr. 3 and 4)	6. Ownership Form: Direct (D) or Indirect (I) (Instr. 4)	7. Nature of Indirect Beneficial Ownership (Instr. 4)
				Amount	(A) or (D)	Price
Common Stock, .001$ par value	2/15/2002		G	10,000	D	$2.00		D
Common Stock, .001$ par value	2/15/2002		G	10,000	D	$2.00		D
Common Stock, .001$ par value							5,604,370	D

FORM 5 (continued)

Table II Derivative Securities Acquired, Disposed of, or Beneficially Owned

(e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 3)	2. Conver- sion or Exercise Price of Deriva- tive Security	3. Trans-action Date (Month/Day/ Year)	3A. Deemed Execution Date, if any (Month/ Day/Year)	4. Transaction Code (Instr. 8)	5. Number of Derivative Securities Acquired (A) or Disposed of (D) (Instr. 3, 4 and 5)		6. Date Exercisable and Expiration Date (Month/Day/Year)		7. Title and Amount of Underlying Securities (Instr. 3 and 4)		8. Price of Derivative Security (Instr. 5)	9. Number of Derivative Securities Benefic- ially Owned at End of Year (Instr. 4)	10. Ownership Form of of Deriva- tive Security: Direct (D) or Indirect (I) (Instr. 4)	11. Nature of In- direct Bene- ficial Owner ship (Instr. 4)
							Date Exercis- able	Expira- tion Date	Title	Amount or Number of Shares
					(A)	(D)
Stock Option (Right to Purchase Common Stock)	$2.50						6/2/2002	12/2/2006	Common Stock, .001$ par value	1,000,00	0	1,000,000	D
Stock Option (Right to Purchase Common Stock)	$7.50						6/22/2000	2/22/2006	Common Stock, .001$ par value	1,000,000	0	1,000,000	D

Explanation of Responses:	/s/ Robert R. Amerson	February 14, 2003
**Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).	**Signature of Reporting Person	Date
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